August 29, 2019

Michael Cartwright
Chairman and Chief Executive Officer
AAC Holdings, Inc.
200 Powell Place
Brentwood, TN 37027

       Re: AAC Holdings, Inc.
           Form 10-K for the Year Ended December 31, 2018
           Filed April 15, 2019
           Form 10-Q for the Period Ended March 31, 2019
           Filed May 13, 2019
           File No.: 001-36643

Dear Mr. Cartwright:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2018

Item 7. Management's Discussion and Analysis of Financial Condition Components of Results of Operations, page 40

1. Refer to the discussion of Client Related Revenue on page 40 and Risk Factors related to reimbursement rates on pages 16 and 17. We note that for 2018, approximately 90% of revenue was reimbursable by third-party commercial payors. Please expand the disclosure to clarify the proportion of revenues which are considered to be out-of-network for the periods presented and quantify the amounts paid by such payors directly to clients.
 Michael Cartwright
FirstName LastNameMichael Cartwright
AAC Holdings, Inc.
Comapany NameAAC Holdings, Inc.
August 29, 2019
August 29, 2019 Page 2
Page 2
FirstName LastName
Financial Statements
Note 2. Basis of Presentation
Changes in Estimate, page F-8

2. Please supplementally quantify for us the extent to which partial payments are associated with services provided out-of-network as compared to in-network.
Note 2A. Restatement of Previously Issued Financial Statements, page F-9

3. It is unclear why you were unable to determine the collectibility of accounts receivable prior to the development of financial database analytical tools. Please expand the disclosure to explain the timing and nature of the restatements, including the reasons why you did not identify these adjustments when evaluating your accounts receivable aging and how you determined the amounts adjusted for each of the periods presented.
4. In light of both your change in estimate and restatement involving collectibility of accounts receivable, please explain the specific ways in which you, prior to recognizing revenue, determined that revenue was realizable (ASC 605-10-25-1) or that it was probable you would collect substantially all of the consideration you were entitled to
         (ASC 606-10-25-1 and 606-10-25-7). Please address this comment with respect to each type of revenue stream for all periods presented using the applicable accounting guidance for that period. Please also separately address how payor class and in-network compared to out-of-network status impacted your assessment of collectibility.
Note 3. Summary of Significant Accounting Policies
Client Related Revenue, page F-13

5. We note your disclosure on page F-13 that a majority of your payments from commercial payors are at out-of-network rates. In your risk factor disclosure on page 16, you indicate that third-party payors have "become increasingly aggressive in attempting to minimize use of out-of-network providers by disregarding the assignment of payment from clients to out-of-network providers". Each of the examples provided in the risk factor disclosure, such as sending payments directly to clients, capping out-of-network benefits, waiving out-of-pocket amounts and initiating litigation all would create uncertainty in the amount of reimbursement to be ultimately received. On page F-13 you disclose that you recognize client related revenues at estimated net realizable value "from clients, third-
         party payors and others" for services provided. Please tell us the basis for your belief that you can estimate net realizable value in the period in which services are provided or can estimate reimbursement if you are unsure of the exact source of the payment at the time services are provided (i.e. whether commercial insurers will pay directly, the client will need to forward payments they receive from their insurance, etc.). Please also tell us how your determination of estimated net realizable value is consistent with disclosure on page
         56 which states that you "do not recognize revenue for any amounts not collected from the clients" for services that you expect to receive from the insurance company but that the
 Michael Cartwright
FirstName LastNameMichael Cartwright
AAC Holdings, Inc.
Comapany NameAAC Holdings, Inc.
August 29, 2019
August 29, 2019 Page 3
Page 3
FirstName LastName
         insurance company remits directly to the client.
6. We note your risk factor disclosure on page 18 that there has been increased client concentration in states that permit commercial insurance companies to pay out-of-network claims directly to the client instead of the provider. For out-of-network claims paid by the third-party directly to the client, please tell us how you determine both the timing and amount of revenue to be recognized and how you evaluate collectibility of these amounts prior to providing services.
7. Refer to Risk Factor disclosure on page 22. We note that clients may discontinue treatment early. Please tell us what impact such discontinuance of treatment has on revenue recognition and collectibility of accounts receivable for services provided prior to discontinuance.
8. Please disclose all significant judgments and estimates and changes in judgments that significantly affect the determination of the amount and timing of revenue from contracts with customers, addressing any differences between in-network and out-of-network services, as appropriate. See ASC 606-10-50-17 through 50-20 for guidance.
Accounts Receivable and Allowance for Doubtful Accounts, page F-14

9. Refer to disclosure on page 41 that amounts paid to clients from commercial insurance companies continue to be reflected in your accounts receivable aging as amounts due from commercial payors. In light of the differing risks associated with accounts receivable from commercial insurers and individual clients described on page 57, clarify for us whether you assess collectibility on a client by client basis or for a portfolio of similar contracts as described in ASC 606-10-10-4. If you assess collectibility for a portfolio of similar contracts, please tell us if your analysis differentiates between amounts paid to clients and amounts due from commercial payors.
Form 10-Q for the Period Ended March 31, 2019

Financial Statements
Note 10. Goodwill and intangible Assets, page 12

10. We note your disclosure on page F-22 of your Form 10-K that as of December 31, 2018, the fair value of your goodwill exceeded the carrying value by a minimal amount. Your stock price has continued to decline since December 31, 2018. You recognized nearly
         $10 million in operating cash flow losses and $14 million in operating losses during the quarter ended March 31, 2019. Additionally, we note significant decreases in both total revenues and Average Daily Inpatient Revenue for the first quarter 2019 compared to
         2018. Tell us how you considered whether these trends were considered to be a triggering event for an additional goodwill impairment analysis as of March 31, 2019. Please refer to ASC 350-20-35-30.
 Michael Cartwright
AAC Holdings, Inc.
August 29, 2019
Page 4


Management's Discussion and Analysis of Financial Condition and Results of Operations
Client Related Revenue, page 26

11. We note that your Average Daily Inpatient Revenue declined 29.9% from 2018 to 2019.
         We also note that there are several key drivers of this metric, as described on page 24, such as the mix of out-of network beds versus in-network beds, the level of care you provide and payor mix. Please expand the discussion of revenues to explain the reasons for the decrease in average daily revenue. Also, discuss any recent trends inherent in this decrease, if applicable. Refer to Item 303(b) of Regulation S-K. Liquidity and Capital Resources
General, page 28

12. We note your going concern disclosures beginning on page 8. Please revise to clarify the extent to which you plan to rely upon access to debt markets and sale-leaseback transactions to fund your working capital needs for the next twelve months. Since access to the debt markets and proceeds from potential sale-leaseback transactions involve uncertainties may be outside of your control, please revise to explain how your liquidity will be affected if you are unable to obtain funding from these sources. Please refer to
         Item 303 of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Claire DeLabar, Senior Staff Accountant at (202) 551-3349 or Lisa
Etheredge, Senior Staff Accountant at (202) 551-3424 with any questions.



FirstName LastNameMichael Cartwright                           Sincerely,
Comapany NameAAC Holdings, Inc.
                                                               Division of
Corporation Finance
August 29, 2019 Page 4                                         Office of
Telecommunications
FirstName LastName